
February 15, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (763) 226-2725

Revis L. Stephenson III
Chairman and Chief Executive Officer
Advanced BioEnergy, LLC
10201 Wayzata Boulevard, Suite 250
Minneapolis, Minnesota 55305

> **Re: Advanced BioEnergy, LLC**
> **Registration Statement on Form S-4**
> **Filed January 16, 2007**
> **File No. 333-139990**

Dear Mr. Stephenson:

We have reviewed your filings and have the following comments. We have confined the scope of our review to the items commented upon below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise throughout your document to respond to comments issued regarding your registration statement on Form SB-2, file number 333-137299, initially filed September 13, 2006.

Cover Page

2. Please revise to limit the cover page to the information called for by Item 501 of Regulation S-K and information relevant to the transaction in which you are issuing securities to Heartland Producers, LLC. In addition, please refrain from the use of acronyms on the cover page.

Summary Relating to the HP Transaction . . ., page 1
The Combination, page 2

3. To facilitate investors' understanding of the third step of the transaction, please consider revising this section to include a chart indicating ownership of HGF limited partnership interests giving effect to the first and second steps of the transaction.

4. Please disclose the existence of your concurrent offering of LLC membership units, including their price, and disclose the percentage of your units that will be held by the current members of HP following completion of these transactions.

Proposal 1, The HP Transaction, page 33

5. Please consider providing a chart listing the closing date, the number of units acquired, the percentage of outstanding units represented by the acquired units, and the consideration for each stage of the transaction, as well as the aggregate number of units acquired and consideration paid.

6. Please revise your discussion of each step of the transaction to include subheadings addressing each aspect of the transaction. For example, please include subheadings in your disclosure of the First Step for your discussion of the escrow, financing, and contractual provisions of the agreement.

Material United States Federal Income Tax Consequences . . ., page 43

7. Please replace the statement that the discussion under this heading presents "a summary of the material United States federal income tax consequences of the HP Transaction" with a statement confirming that the disclosure in the prospectus constitutes the opinion of counsel. In addition, please revise throughout the section to clearly state that each material tax consequence discussed herein is the opinion of counsel. If Faegre & Benson is opining on any tax consequence contained under this heading, revise to identify the counsel opining on each matter. Please similarly revise to clearly state that each matter appearing under "Federal Income Tax Consequences of Owning ABE Units" on page 76 is the opinion of counsel.

8. Please delete the statement in the second paragraph under this heading that that the discussion is "for general information only," as this may imply that investors are not entitled to rely on the tax opinion contained in the prospectus.

The Purchase Agreement, page 46
Purchase Price, page 46

9. We note your disclosure of the allocation of the cash consideration of the HP Transaction between the HGF limited partnership interests and the common stock of DF. Please revise your disclosure throughout the registration statement to reflect the allocation of consideration between HGF and DF. In addition, please revise your discussion of Step One to reflect the allocation of consideration paid, as well as interests acquired from, each party.

Exhibits
Exhibit 5.1, Opinion of Faegre & Benson LLP

10. The legality opinion must opine on the laws of the state of organization. Please provide us with the supplemental confirmation of your legal counsel that in limiting its opinion to the Delaware Limited Liability Company Act (LLC Act), counsel means all statutes, including the rules and regulations underlying those provisions, applicable judicial and regulatory determinations, and provisions of the Delaware Constitution that affect the interpretation of the LLC Act.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the

Revis L. Stephenson III
Advanced BioEnergy, LLC
February 15, 2007
Page 4

filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me at (202) 551-3760 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: David M. Vander Haar (*via facsimile* 612/766-1600)
Peter J. Ekberg
Jonathan R. Zimmerman
Faegre & Benson LLP
2200 Wells Fargo Center
Minneapolis, Minnesota 55402-3901